

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

Domenic Dell'Osso, Jr.
President and Chief Executive Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

> **Re: Chesapeake Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 11, 2024**
> **File No. 333-277555**

Dear Domenic Dell'Osso, Jr.:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 21, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4

Certain Unaudited Forecasted Financial Information, page 107

1. We note that in response to comments 3 and 4 you revised to disclose the Southwestern Management Synergies Estimates on page 107 that were prepared by Southwestern and approved for use by Goldman Sachs in their analyses, and revised your disclosure about Chesapeake Management Synergies Estimates on page 113 to disclose that Evercore utilized the midpoint of the synergies estimated by Chesapeake management disclosed thereunder. Please also disclose any material assumptions underlying each of the Southwestern and Chesapeake management synergy estimates.

Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan Lynch